Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

Attn: Ms Susan Min
Tel: +1 202 551 6551

Randers, 30 March 2007

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 6/2007 of 30 March 2007
  "Annual report 2006: Large improvements resulted in significantly improved balance sheet"
- Press release No. 3/2007 of 30 March 2007
  "Vestas to establish blade factory in Colorado, USA"

If you have any question please do not hesitate to contact Ms. Hanne Halse, Vice President, Legal & Risk Management (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Communication & IR

Vestas

RECEIVED

2007 APR -4 A 9:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 20 March 2007
Stock exchange announcement No. 6/2007

Annual report 2006:

Significantly improved balance sheet due to large improvements

Profitability was significantly improved, as EBIT increased by EUR 317m from EUR (116m) to EUR 201m. Cash flow from operating activities was improved by EUR 450m, which resulted in a historically low net working capital of 3 per cent of total revenue.

The positive development will continue in 2007, and the EBIT margin is expected to increase to 7-9 per cent. At the same time, it is important for Vestas that customer loyalty is significantly improved. In 2006, Vestas succeeded in turning the last five years' decline in customer loyalty into a modest improvement. Customer loyalty is an area which still has top priority for everybody at Vestas.

###

2006 financial highlights for the Group	2006			2005
	Realised	Outlook Nov 2006	Outlook Nov 2005	Realised
Revenue *(bnEUR)*	3.85	~ 3.7	3.6-3.8	3.58
EBIT margin *(% of revenue)*	5.2	~ 5.0	4-7	(3.2)
EBIT *(mEUR)*	201	-	-	(116)
Investments *(mEUR)*	188	195	160-180	145
Net working capital *(% of revenue 31-12-06)*	3	~ 20	20-25	14
Net profit *(mEUR)*	111	-	-	(192)

2006 in short

As expected, Vestas' revenue increased by 8 per cent in 2006. The increase is geographically broadly based.

Cash flow from operating activities increased by EUR 450m to EUR 598m. Vestas' ability to generate liquidity and create value has thus been strongly improved.

Net working capital amounted to EUR 122m corresponding to 3 per cent of annual revenue by the end of 2006. By the end of 2005 the share was 14 per cent.

At 31 December 2006, Vestas had net bank deposits of EUR 270m compared to a net interest bearing debt of EUR 366m at year end 2005.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

The very comprehensive efforts – the so-called Constitution projects – which have been launched across the Group's business areas, are now starting to show results, among these a far better production flow. Together with its suppliers, Vestas still faces a large challenge to secure components in the right quality and delivered on time, which means that Vestas today has a significant unexploited production capacity. Due to the V52 turbine's high market potential in the Chinese market, Vestas has still decided to establish yet another blade and assembly factory in Tianjin, China, for production of this turbine type. The factory will be ready for the second quarter of 2008.

In 2006, Vestas handed over turbines with a total capacity of 4,239 MW to the customers – an increase of 1,054 MW or 33 per cent. In spite of this increase, Vestas' market share remained unchanged at 28 per cent.

Five years of decline in customer loyalty was halted in 2006. In spite of a modest improvement, the level is very unsatisfactory. Therefore, the work to improve dialogue as well as customer focus continues at full strength all over Vestas.

With a decline of 22 per cent, the level of absence due to illness reached a historically low level. The intensified efforts in relation to security also led to a very satisfactory development, as the incidence of industrial injuries also fell by 22 per cent to 37 per one million working hours. The goal is still zero injuries.

"People before MW" has resulted in increased capacity costs of EUR 76m. This is due to a historically large number of new appointments combined with significantly higher investments in education and competence development. Vestas now has more than 12,300 employees, and has thus increased its staff by 1,700 employees in one year. At year end 2007, Vestas expects to employ approx 14,000 employees, corresponding to an increase of approx 14 per cent.

As a consequence of the satisfactory result, including the significant improvement of the result, the remuneration of the Executive Management inclusive salary and bonus amounted to EUR 2.1m. The long-term incentive scheme will not be released as this requires the company to realise results which exceed very ambitious goals. For 2006, the most significant goal was an EBIT margin of at least 7 per cent. This goal was not reached. Further details of the incentive programme appear from stock exchange announcement No. 23/2006 of 25 April 2006.

Expectations for 2007 maintained

For 2007, Vestas forecasts revenue of approx. EUR 4.5bn, an EBIT margin of 7-9 per cent and a net working capital of about 20 per cent of revenue.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Information meeting for press and analysts in London, on Tuesday 20 March 2007 at 2 p.m. (GMT)/3 p.m. (CET)

In connection with the publication of the annual report, an information meeting will be held **today, Tuesday at 2 p.m. (GMT)/3 p.m. (CET)** for analysts, investors and the press at:

The Landmark London
222 Marylebone Road
London NW1 6JQ
England

Further details at www.vestas.com

Any questions may be addressed to Ditlev Engel, President & CEO, or to Peter Wenzel Kruse, Vice President of Communication & IR, both at telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Bent Carlsen
Chairman of the Board

Ditlev Engel
President and CEO

Press release

Vestas to establish blade factory in Colorado, USA

As mentioned in Vestas' interim financial report for third quarter 2006 (ref. stock exchange announcement No. 49/2006), Vestas has decided to establish a blade production facility in the USA as a result of the continuous progress of wind power in the American market.

Based on a thorough placement analysis and in cooperation with the Colorado Office of Economic Development and International Trade, Upstate Colorado Economic Development, the Metro Denver Economic Development Corporation and the Town of Windsor, Vestas has decided to establish its first US-based blade factory in the Great Western Industrial Park in Windsor, Colorado. The decision is among other things based on the park's central location, as well as the direct access to rail services and a skilled workforce.

The total investment in production equipment, land and buildings is expected to amount to approx EUR 45m (approx USD 60m). Construction of the factory will begin in the spring of 2007, with the start of production planned for early 2008. At full production, the plant will have a production capacity of approximately 1,200 blades per year and the factory will employ around 400 people.

"*We are extremely excited that Vestas has chosen the State of Colorado for its first production facility in the USA,*" says Bill Ritter, Governor of the State of Colorado and continues: "*This is a perfect example of how we are going to build a new energy economy here in Colorado and establish the state as a national and world leader in renewable energy. The State of Colorado welcomes Vestas to the region and we look forward to working together with Vestas in promoting renewable energy in the USA.*"

Wind energy is one of the fastest growing energy industries in the world. In 2006 alone, the USA has seen an increase of 30% in capacity, reaching nearly 12,000 total installed MW to date.

"*As per 30 June 2006, Vestas had installed more than 9,300 wind turbines in the USA and Canada, and the market prospects continue to look promising*", says Jens Søby, President of Vestas Americas A/S and continues: "*Establishing a blade production in Colorado is an important step forward in our strategy to grow our business in the North American market.*"

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

"Vestas is exactly the kind of company we want to attract to the Great Western Industrial Park," says Alex Yeros, Managing Director of the Great Western Development Company, "Vestas is a clean industry and it will bring good jobs to the local community," he adds.

"We are confident that we have chosen the right location for our 19,000 square-metre (approx 200,000 sq. feet) blade factory in the USA," says Ole Borup Jakobsen, President of Vestas Blades A/S and continues: *"The local authorities, economic development partners and Great Western Development Company have shown strong commitment towards making this project a reality and we look forward to continuing our good relationship during and after the establishment of the factory."*

Please address any questions to Ole Borup Jakobsen, President of Vestas Blades A/S, tel. +45 9730 0000, or to Jens Søby, President of Vestas Americas A/S, tel. +1 503 327 2115.

Yours sincerely,
Vestas Wind Systems A/S

Ditlev Engel
President & CEO

Vestas fact file
Vestas is the leading supplier of wind power technology in the world and a driving force behind the development of the wind power industry. Vestas' core business comprises the development, manufacture, sale, marketing and maintenance of wind power systems that use wind energy to generate electricity.

Vestas has installed more than 31,500 wind turbines in more than 60 countries all over the world.

The Vestas Group currently employs around 12,000 people and, in addition to the new plant in the USA, Vestas has production facilities in Australia, China, Denmark, England, Germany, India, Italy, Norway, Scotland, Spain and Sweden. Vestas' blade factories are located in China, Denmark, England, Germany, Italy and Australia.

Great Western Development Company
Great Western Development Company develops land and transportation related real estate nationally, and is the developer of the Great Western Industrial Park. The company is managed by The Broe Group, a private company with over a billion dollars in assets under management. The Broe Group is also affiliated with OmniTRAX, the largest privately held rail services company in North America and manager of The Great Western Railway of Colorado.

END